SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              _________________

                                  FORM 11-K
                                ANNUAL REPORT

                          Pursuant to Section 15(d)
                   of the Securities Exchange Act of 1934

                 For the Fiscal Year Ended December 31, 2000

                            BAY STATE GAS COMPANY
                              SAVINGS PLAN FOR
                             OPERATING EMPLOYEES
                             Full Title of Plan


                                NISOURCE INC.
                            801 EAST 86TH AVENUE
                         MERRILLVILLE, INDIANA 46410
                            Name of Issuer of the
                    Securities Held Pursuant to the Plan
              and the Address of its Principal Executive Office
























   BAY STATE GAS COMPANY
   SAVINGS PLAN FOR OPERATING EMPLOYEES

   Financial Statements and Schedule
   As of December 31, 2000 and 1999
   Together With Auditors' Report












   Employer Identification Number 04-2548120
   Plan Number 011




















                            BAY STATE GAS COMPANY
                                SAVINGS PLAN
                           FOR OPERATING EMPLOYEES


                      FINANCIAL STATEMENTS AND SCHEDULE
                         DECEMBER 31, 2000 AND 1999
           (EMPLOYER IDENTIFICATION NUMBER:  04-2548120, PLAN 011)




                              TABLE OF CONTENTS

        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

        FINANCIAL STATEMENTS:
             Statements of Net Assets Available for Benefits
                as of December 31, 2000 and 1999
             Statement of Changes in Net Assets Available for
                Benefits for the Year Ended December 31, 2000

        NOTES TO FINANCIAL STATEMENT

        SCHEDULE:
             Schedule of Assets Held for Investment Purposes
                at End of Year December 31, 2000







   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



   To the Benefits Committee of
   Bay State Gas Company
   Savings Plan for Operating Employees:

   We have audited the accompanying statements of net assets available for benefits of the BAY STATE GAS COMPANY SAVINGS PLAN FOR OPERATING EMPLOYEES as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


   Arthur Andersen LLP

   Chicago, Illinois
   July 6, 2001







                            BAY STATE GAS COMPANY
                    SAVINGS PLAN FOR OPERATING EMPLOYEES


               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                      AS OF DECEMBER 31, 2000 and 1999
           (EMPLOYER IDENTIFICATION NUMBER:  04-2548120, PLAN 011)


                                                2000          1999
                                            -----------   -----------
   ASSETS:
        Investments (Note 3)                $26,792,614   $20,934,959
        Cash                                     64,671             -
        Accrued Income                              669           559
        Contributions receivable:
           Participants                          39,762        28,033
           Company                               10,750        14,017
                                            -----------   -----------
              Total Assets                  $26,908,466   $20,977,568

   PAYABLES:
        Miscellaneous payable                         -         6,836
                                            -----------   -----------
   NET ASSETS AVAILABLE FOR BENEFITS        $26,908,466   $20,970,732
                                            ===========   ===========


               The accompanying notes to financial statements
                  are an integral part of these statements.








                            BAY STATE GAS COMPANY
                    SAVINGS PLAN FOR OPERATING EMPLOYEES



          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                    FOR THE YEAR ENDED DECEMBER 31, 2000
          (EMPLOYER IDENTIFICATION NUMBER:  04-2548120, PLAN 011)



   ADDITIONS:
      Investment income-
         Interest and dividends                             $ 1,831,143
         Net appreciation in fair value of investments        1,174,467
                                                            -----------
                   Total investment income                    3,005,610
                                                            -----------
      Contributions-
         Participants                                         2,006,547
         Company                                                533,434
                                                            -----------
                   Total contributions                        2,539,981
                                                            -----------
   DEDUCTIONS:
   Benefits paid to participants                               (857,210)
   Administrative expenses                                       (8,557)
                                                            -----------
                   Total deductions                            (865,767)
                                                            -----------

   TRANSFERS BETWEEN PLANS (Note 1)                           1,257,910
                                                            -----------
   Net increase                                               5,937,734

   NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of year                                      20,970,732
                                                            -----------
      End of year                                           $26,908,466
                                                            ===========


               The accompanying notes to financial statements
                   are an integral part of this statement.







                            BAY STATE GAS COMPANY
                                SAVINGS PLAN
                           FOR OPERATING EMPLOYEES

                       NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 2000 AND 1999
           (EMPLOYER IDENTIFICATION NUMBER:  04-2548120, PLAN 011)


   1.   DESCRIPTION OF THE PLAN

        The following brief description of the Bay State Gas Company Savings Plan for Operating Employees (the "Plan") is provided for general information based on the provisions of the Plan in effect on December 31, 2000, and during the periods covered by the financial statements. Participants should refer to the Plan document for a more complete description of the Plan.

        GENERAL

        The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan is available to all employees of the company who are covered by a collective bargaining agreement between the Company and any union that specifically provides for participation in the Plan are eligible for participation.

        PLAN ADMINISTRATION

        The Bay State Gas Company Benefits Committee (the "Committee"), which is comprised of three to five individuals selected by the Board of Directors of the Company, serves as administrator and sponsor of the Plan as those terms are used in ERISA. The Company maintains an administrative committee appointed by the Board of Directors which has the responsibility to assist the Company in administering the Plan. Merrill Lynch Trust Company (the "Trustee") holds all the Plan's assets and executes all investment transactions.

        CONTRIBUTIONS

             Employee
             --------

        Participants may designate a percentage of their annual compensation to be contributed to the Plan on their behalf by entering into a salary reduction agreement, thereby reducing their compensation by 1% to 15% of their annual eligible compensation. This compensation reduction was limited to a maximum amount of $10,500 in 2000. A participant's eligible compensation for any given year consists of straight time wages, including shift differentials, Saturday/Sunday wages, including premiums, compensation paid or accrued. All overtime, bonuses, supplementary compensation payments, deferred compensation, retirement benefits and other forms of nonrecurring compensation are excluded.

             Employer Matching
             -----------------

        Company contributions begin on the first day of the following month after completion of a 12-month eligibility period in which the employee is credited with at least 1,000 hours of service during that period. The Company makes contributions to the Plan in accordance with the terms of contracts negotiated with the various unions representing Company employees. For certain employees, the Company makes no contribution. For other employees, the Company makes contributions equal to 2.5% to 3.5% of eligible compensation.

        ROLLOVERS TO/FROM OTHER QUALIFIED EMPLOYER PLANS

        The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan or to transfer plan assets to another qualified employer retirement plan. These amounts are reflected in participant contributions/distributions in the accompanying statement of changes in net assets available for benefits.

        INVESTMENT OPTIONS

        There are ten investment alternatives available for the investment of contributions to the Plan. Participants may invest their contributions to the Plan in any one or more of the investment funds and may request the transfer of their contributions among the funds through direct communication with the Trustee on a daily basis.

        VESTING

        The interest of a participant or a former participant in all of his or her contribution accounts, including the Company matching portion, shall at all times be nonforfeitable and fully vested.

        PARTICIPANT LOANS

        Loan provisions in the Plan enable participants to borrow against the tax-deferred balances in their accounts in accordance with the following guidelines:

        Minimum Limit - the minimum amount for any loan is $1,000.

        Maximum Limit - subject to the legal limit described below, the maximum amount, including the aggregate outstanding balances of existing Plan loans, is 100% of the following of the Participant's Accounts in the priority order as follows: Employee Pre-Tax Account, Employer Match Account, Prior Company Account, Rollover Account, Prior After-Tax Account.







        Legal Maximum Limit - the maximum a Participant may borrow, including the aggregate outstanding balances of existing Plan loans, is 50% of his or her vested account balance, not to exceed $50,000. The $50,000 maximum is reduced by the Participant's highest aggregate outstanding Plan loan balance during the 12-month period ending on the day before the sweep date as of which the loan is made.

        Maximum Number of Loans - A participant may have a maximum of two loans outstanding at any given time.

        The repayment period may not exceed five years.

        During the 2000 plan year, the interest rates on participant loans range from 9.50% to 10.50%.

        PAYMENT OF BENEFITS

        Benefits are recorded when paid. Participants are entitled to certain withdrawals from the Plan. Participants should refer to the Plan document for a more complete description of payment options and requirements.

        ADMINISTRATIVE EXPENSES

        Certain administrative expenses of the Plan are paid by the Company. Other expenses of the Plan such as investment manager fees and broker fees are paid by participants. The Plan charges loan processing fees to the account of each participant borrowing from the Plan.

        VOTING RIGHTS OF COMPANY COMMON STOCK FUND PARTICIPANTS

        Each participant in the Company Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders, all shares of NiSource Inc. common stock (including fractional shares), represented by the value of the participant's interest in the Company Common Stock Fund. For shares which the Trustee receives no voting or tendering instructions from Participants or Beneficiaries, the Committee shall instruct the Trustee with respect to how to vote or tender such shares and the Trustee shall act with respect to such shares as instructed.

        TRANSFERS BETWEEN PLANS

        Transfers between plans occur when there is a change in employee job title classifications which results in a transfer of any related balances between this Plan and the Bay State Gas Company Savings Plan.







   2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        METHOD OF ACCOUNTING

        The financial statements of the Plan are prepared on the accrual basis of accounting.

        USE OF ESTIMATES

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

        INVESTMENT VALUATION AND INCOME RECOGNITION

        Investments are stated at fair value. Fair values are based on quotations from national securities exchanges for the various investments as of the close of business on the last day of the year.

        Participant loans are valued at cost, which approximates fair value.

        Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

        NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

        The net appreciation in fair value of investments consists of realized gains or losses and unrealized appreciation/depreciation in the fair value of such investments.

        DISTRIBUTIONS

        Benefits paid to participants are based upon the fair value of each participant's investment account as of the date of distribution. Benefits are recorded when paid.

        RECLASSIFICATIONS

        Certain prior-year amounts have been reclassified to conform to the 2000 presentation.

   3.   INVESTMENTS

        The following presents investments that represent 5% or more of the Plan's net assets at December 31:







                                                   2000        1999
                                                ----------  -----------

           BGI S&P 500 Stock Fund              $ 5,581,090  $ 5,466,797
           Merrill Lynch Income Accumulation
              Fund                               2,402,445    2,332,130
           Templeton Foreign Fund                2,266,977    2,221,387
           Merrill Lynch Life Path 2040 Fund             -    1,148,492
           NiSource Inc. Common Stock Fund       8,542,254    4,136,270
           AIM Equity Constellation Fund         3,894,672    3,262,960
                                               -----------  -----------
                     Total                     $22,687,438  $18,568,036
                                               ===========  ===========

        During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in fair value as follows:



                    Mutual funds              $(2,327,500)
                    Common/Collective Trusts      (92,926)
                    Common Stock fund           3,914,386
                                              -----------
                              Total           $ 1,493,960
                                              ===========

        The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

   4.   RELATED PARTY TRANSACTIONS

        The Trustee is a party in interest according to Section 3(14) of ERISA. The Trustee serves as Plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party in interest. In 2000 and 1999, fees paid to the Trustee by the Plan were $8,557 and $7,156, respectively. A significant portion of the Plan's assets is invested in common stock of the Company's parent company.

   5.   PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to his or her account will continue to be nonforfeitable.

   6.   TAX STATUS

        The Internal Revenue Service has issued a determination letter dated November 19, 1996, stating the Plan is qualified under applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

   7.    SUBSEQUENT EVENT

        Effective May 1, 2001, the NiSource Inc. and Affiliates
        Retirement Plan Administrative and Investment Committee established by NiSource Inc. (parent company of the Company) will replace the Committee and shall have administrative and investment responsibilities with respect to the Plan.







                                  SIGNATURE


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President of Human Resources, who administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

   Bay State Gas Company
   Savings Plan for Operating Employees




   BY:  /s/ Dennis W. McFarland
      ------------------------------------
      Vice President, Finance and Planning
      NiSource Inc.


   Date:  July 6, 2001







   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


   As independent public accountants, we hereby consent to the incorporation of our report dated July 6, 2001, included in this Form 11-K, into NiSource's previously filed Form S-8
   Registration Statement No. 333-72367, Form S-3 Registration Statement No. 333-766435, Post-Effective Amendment No. 11 on Form S-8 to Form S-4 Registration Statement No. 333-33896-01 and Post-Effective Amendment No. 6 on Form S-3 to Form S-4 Registration Statement
   No. 333-33896-01.



   Arthur Andersen LLP


   Chicago, Illinois
   July 16, 2001







                            BAY STATE GAS COMPANY
                    SAVINGS PLAN FOR OPERATING EMPLOYEES


       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                           AS OF DECEMBER 31, 2000
           (EMPLOYER IDENTIFICATION NUMBER:  04-2548120, PLAN 011)


                  Identity of Issuer/                         Market
               Description of Investment                      Value
   -------------------------------------------------        ----------

   *NiSource Inc. Common Stock Fund                         $8,542,254
   *Merrill Lynch Life Path Income Fund                         85,997
   *Merrill Lynch Life Path 2010                               548,442
   *Merrill Lynch Life Path 2020                               614,610
   *Merrill Lynch Life Path 2030                               509,208
   *Merrill Lynch Life Path 2040                             1,137,744
   *Merrill Lynch Income Accumulation Fund                   2,402,445
   BGI S&P 500 Stock Fund                                    5,581,090
   AIM Equity Constellation Fund                             3,894,672
   Templeton Foreign Fund                                    2,266,977
   Bay State Gas Stable Value Fund                               1,742
   *Loans to participants (range of interest
      rates is 9.5% to 10.5%)                                1,207,433
            Total                                          -----------
                                                           $26,792,614
                                                           ===========


                      *Party-in-interest transactions.